Exhibit 99.1

Mobilicom Secures $2.2 Million in New Purchase Orders for U.S. DoW Program
of Record with Tier-1 Drone Manufacturer

Ongoing production scale orders from U.S. Tier-1 customer accelerate as drones are delivered under a $249 million Program of Record

Deliveries have already commenced and are expected to conclude well within 2026

Palo Alto, California, April 21, 2026 (GLOBE NEWSWIRE) – Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced that it has received new purchase orders valued at $2.2 million from a large manufacturer of small-sized drones in the U.S. This large defense manufacturer customer, with over $5 billion in annual sales, integrated Mobilicom’s SkyHopper PRO and ICE Electronic Warfare Resistance & Cybersecurity Suite as essential systems into its loitering munitions drones sold to the U.S. Department of War (DoW) under a Program of Record valued at $249 million. Shipments against the recent purchase orders have commenced and will continue into 2026 with full delivery expected before the end of the year.

This latest $2.2 million order marks a significant increase in the Company’s engagement with this customer, building on a prior $1.5 million order and a series of initial orders of approximately $200,000 each — all under a single program. The trajectory underscores the expanding adoption and growing operational reliance on Mobilicom’s solutions.

“The Program of Record win by our Tier-1 customer marks a major inflection point for Mobilicom as we receive increasingly larger sized orders at an accelerating pace,” stated the Founder and CEO of Mobilicom, Oren Elkayam. “As our embedded SkyHopper PRO datalinks and ICE Cybersecurity are the backbone powering these mission-critical drones, we are well positioned to benefit from further accelerating production and rising order volumes over the coming years. With secured, multi-year Program of Record funding and growing global demand for loitering munitions, this milestone strengthens our incumbency advantage and reinforces our role in supporting long-term U.S. and allied defense programs.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses that it is well positioned to benefit from further accelerating production and rising order volumes over the coming years. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com